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Exhibit 12

	Year ended December 31,			Six Months ended June 30,
$'000	2000	2001	2002	2003	2002
Earnings/(losses) before income taxes	45,965	34,080	29,144	8,108	13,869
Equity in undistributed earnings of unconsolidated companies	(2,995)	(2,410)	(2,142)	(758)	(1,197)
Add back dividends received	—	—	—	—	—

Total earnings/(losses) before income taxes	42,970	31,670	27,002	7,350	12,672

Fixed charges:
Interest	23,770	20,403	21,691	11,352	10,543
Amortization of finance costs	892	1,152	1,617	1,386	696
Interest on guaranteed indebtedness	—	—	—	—	—

Total interest	24,662	21,555	23,308	12,738	11,239
Interest factor of rent expense	336	403	369	185	185

Total fixed charges	24,998	21,958	23,677	12,923	11,424

Capitalized interest	331	882	1,271	1,037	344

Fixed charges (excluding capitalized interest)	24,667	21,076	22,406	11,886	11,080

Earnings before fixed charges (excluding capitalized interest) and income taxes	67,637	52,746	49,408	19,236	23,752

Ratio of earnings to fixed charges	2.7	2.4	2.1	1.5	2.1

Deficiency in earnings to cover fixed charges	—	—	—	—	—

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  Exhibit 12